# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, Suite 1100, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 03/06/2026
Amends the filing with accession number 0001398344-24-020523
Filed by CIK 0001765296
Persons authorized to receive notices and communications: Mark Crockwell, 5B Waterloo Lane, Pembroke, Bermuda (D0), HM 08, 441-298-8104

## Reporting persons
- Al Shams Investments LTD (CIK 0001765296): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)
- Said Wafic Rida (CIK 0001769005): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, Suite 1100, DALLAS, Texas (TX), 75254

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Al Shams Investments Limited ("ASIL"), a Bermuda limited company, and Wafic Rida Said, a citizen of Canada (collectively, the "Reporting Persons"). The directors of ASIL (and their primary occupations) are Mark Crockwell (Treasurer, Said Holdings Limited) and David Auckland (Chief Executive Officer, Said Holdings Limited). ASIL is wholly owned by Mr. Said. The principal employment of Mr. Said is self-employed businessman and philanthropist.
Residence or business address: The business address of ASIL is 5B Waterloo Lane, Pembroke HM 08, Bermuda. The business address of Mr. Said is Flat E, 100 Eaton Square London SW1W 9AQ United Kingdom.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best of each Reporting Persons' knowledge, any other person listed under (a)-(c) of this Item 2 above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
Civil proceedings (securities laws) in the last five years: (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information set forth under (a)-(c) of this Item 2 above is incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock disclosed on this Schedule 13D were acquired by ASIL with working capital of ASIL and loans from its shareholder, Mr. Said. The aggregate purchase price of such shares of Common Stock was $50,732,539. The information set forth in Items 4 and 6 of this Schedule 13D is incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons believe that the Issuer has an attractive portfolio of hotel assets and that its Common Stock is undervalued in the stock market and represents an attractive investment opportunity. ASIL and Mr. Said previously filed a Schedule 13G to report beneficial ownership of shares of Common Stock that were acquired for that reason, and the Reporting Persons are now filing this Schedule 13D in connection with discussions that management of the Issuer has proposed with the Reporting Persons, in anticipation of the annual meeting of stockholders currently scheduled to be held on December 17, 2024, regarding possible ways to enhance shareholder value.

The Reporting Persons may seek to continue to engage in constructive discussions regarding the foregoing and/or alternative strategies and opportunities for the Issuer to enhance shareholder value, and may consider and develop plans and make proposals with respect to the assets, operations, governance, organizational documents, capital or corporate structure, dividend policy and/or strategic plans of the Issuer. In addition, the Reporting Persons intend to review the investment in the Issuer disclosed on this Schedule 13D regularly and to continue to evaluate the Issuer's business, performance and prospects, and depending on these factors, overall market conditions and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may increase or decrease the position in the Issuer disclosed on this Schedule 13D. In connection with the foregoing, the Reporting Persons may consider and develop plans and make proposals in which the Reporting Persons seek to engage or participate, seek representation on the Issuer's Board of Directors and/or request a waiver from the Issuer of the ownership limitations in the Issuer's Articles of Amendment and Restatement. In addition, in connection with the foregoing, the Reporting Persons may from time to time in the future express their views to, meet with and/or engage in discussions with management, the Issuer's Board of Directors, other shareholders or third parties, and/or formulate plans or proposals regarding the Issuer, its assets or its securities, which may include one or more plans or proposals that relate to or would result in the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference.

On June 3, 2024, Mr. Said sent an email to Monty J. Bennett, the Chairman of the Issuer, and Richard J. Stockton, the Chief Executive Officer and President of the Issuer (the "June 3, 2024 Email"), setting forth certain recommendations relating to the management of the Issuer, including the termination of its management agreement with Ashford Inc. and replacement of some directors with independent directors. The foregoing summary of the June 3, 2024 Email does not purport to be complete and is subject to, and qualified in its entirety by, the June 3, 2024 Email, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.

On July 4, 2024 Mr. Said sent an email to Mr. Stockton and Mr. Bennett (the "July 4, 2024 Email"), expressing concerns about the terms of a Cooperation Agreement entered into on July 2, 2004 among the Issuer, Ashford Hospitality Trust, Inc. and Ashford Inc., on the one hand, and Blackwells Capital LLC, Blackwells Onshore I LLC, Blackwells Holding Co. LLC, Vandewater Capital Holdings, LLC, Blackwells Asset Management LLC, BW Coinvest Management I LLC and Jason Aintabi, on the other hand (the "Blackwells Parties"), regarding the withdrawal of the Blackwells Parties' proxy campaign, dismissal of pending litigation involving the parties and certain other matters. The foregoing summary of the July 4, 2024 Email does not purport to be complete and is subject to, and qualified in its entirety by, the July 4, 2024 Email, a copy of which is attached here as Exhibit 4 and incorporated herein by reference. The Cooperation Agreement was included as an exhibit to a current report on Form 8-K filed by the Issuer on July 2, 2024.

On July 25, 2024 Mr. Said sent an email to Mr. Bennett and Mr. Stockton (the "July 25, 2024 Email"), expressing displeasure and frustration at the status of discussions with the Issuer, reiterating key proposals in prior communications and requesting commitments from the Issuer by the end of July 2024. The foregoing summary of the July 25, 2024 Email does not purport to be complete and is subject to, and qualified in its entirety by, the July 25, 2024 Email, a copy of which is attached here as Exhibit 5 and incorporated herein by reference.

On November 7, 2024 ASIL issued a letter (the "November 7, 2024 Letter") to the stockholders of the Issuer identifying concerns about the management of the Issuer and stating that ASIL is considering mounting a proxy fight. The foregoing summary of the November 7, 2024 letter does not purport to be complete and is subject to, and qualified in its entirety by, the November 7, 2024, a copy of which is attached here as Exhibit 6 and incorporated herein by reference.

On March 9, 2026, Mr. Said sent a letter to the Directors of the Issuer (the "March 6, 2026 letter") expressing serious concerns about governance, fiduciary oversight, and the protection of shareholder interests. In the March 6, 2026 letter, Mr. Said expressed his intent to pursue available legal avenues in the event that the directors, and particularly the independent directors, fail to properly discharge their fiduciary duties by permitting arrangements that harm shareholders for the benefit of insiders. The foregoing summary of the March 6, 2026 letter does not purport to be complete and is subject to, and qualified in its entirety by, the March 6, 2026 letter, a copy of which is attached here as Exhibit 7 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own an aggregate of 6,513,000 shares of Common Stock, which represents approximately 9.55% of the shares of Common Stock outstanding based on the total number of shares of Common Stock outstanding as of November 5, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: All such shares of Common Stock are owned directly by ASIL.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Persons have not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: No person other than ASIL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock reported on this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons have entered into a Joint Filing Agreement (the "Joint Filing Agreement"), dated as of May 21, 2024, pursuant to which they have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The foregoing summary of the Joint Filing Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as described above in this Item 6, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement, dated as of May 21, 2024, between Al Shams Investments Limited and Wafic Rida Said (incorporated herein by reference to Exhibit 1 to Amendment No. 3 to the Schedule 13D filed by Al Shams Investments Limited et al. on July 29, 2024)

2 Power of Attorney, dated as of August 5, 2024, by Wafic Rafa Said

3 Email, dated June 3, 2024, from Wafic Rida Said to Monty J. Bennett, the Chairman of the Issuer, and Richard J. Stockton, the Chief Executive Officer and President of the Issuer (incorporated herein by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D filed by Al Shams Investments Limited et al. on June 3, 2024)

4 Email, dated July 4, 2024, from Wafic Rida Said to Richard J. Stockton, the Chief Executive Officer and President of the Issuer, and Monty J. Bennett, the Chairman of the Issuer. (incorporated herein by reference to Exhibit 4 to Amendment No. 2 to the Schedule 13D filed by Al Shams Investments Limited et al. on July 8, 2024)

5 Email, dated July 25, 2024, from Wafic Rida Said to Monty J. Bennett, the Chairman of the Issuer, and Richard J. Stockton, the Chief Executive Officer and President of the Issuer (incorporated herein by reference to Exhibit 5 to Amendment No. 3 to the Schedule 13D filed by Al Shams Investments Limited et al. on July 29, 2024)

6 Letter, dated November 7, 2024, from Al Shams Investments Limited to stockholders of the Issuer (incorporated herein by reference to Exhibit 6 to Amendment No. 4 to the Schedule 13D filed by Al Shams Investments Limited et al. on November 12, 2024)

7 Letter, dated March 6, 2026, from Wafic Rida Said to the Directors of the Issuer

## Signatures
- Al Shams Investments LTD: /s/ Mark Crockwell, Mark Crockwell, Director (03/09/2026)
- Said Wafic Rida: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (03/09/2026)